City e-Solutions Limited

ces.

RECEIVED

2007 JUL 17 P 1:22

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

29 June 2007

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

07025314

SUPPL

Dear Sir,

We are pleased to enclose the following document for your attention:

City e-Solutions Limited
- Announcement: Notification Change in Company Secretary

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 2922-8228.

Yours faithfully,

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Lawrence Yip
Executive Director

Enc.

The Hong Kong Standard.
29/6/2007 (Friday)

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 557)

NOTIFICATION

CHANGE IN COMPANY SECRETARY

An announcement ("**Announcement**") containing details of the change in company secretary (the "**Change**") of City e-Solutions Limited (the "**Company**") with effect from 28 June 2007 is available for viewing at the websites of the Company at http://www.finance.thestandard.com.hk:80/en/0557cityesolutions (for English version) or http://www.finance.thestandard.com.hk:80/chi/0557cityesolutions (for Chinese version) on "Announcement" page and of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") at http://www.hkex.com.hk on "Latest Company Information" page.

This notification merely serves to advise investors of the Change and of the publication of the Announcement on the above websites of the Company and of the Stock Exchange. Investors should refer to the Announcement for details of the Change.

This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.

The Announcement is available for inspection by the public at the principal place of business of the Company at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong at no charge for one month from the date of the Announcement during business hours from 10:00 a.m. to 12:00 noon and from 2:30 p.m. to 5:00 p.m., other than any Saturday, Sunday or other public holiday and any day on which tropical cyclone warning signal no. 8 or above is hoisted or black rainstorm warning is issued within such period. Photocopy of the Announcement is also available at a charge of HK$1.00 per sheet of A4 size.

By order of the Board
Kwek Leng Beng
Chairman and Managing Director

Hong Kong, 28 June 2007

END